================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                          AMN HEALTHCARE SERVICES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    001744101
                                 (CUSIP Number)

                                 STEVEN FRANCIS
                        C/O AMN HEALTHCARE SERVICES, INC.
                         12235 EL CAMINO REAL, SUITE 200
                           SAN DIEGO, CALIFORNIA 92130
                            TEL. NO.: (800) 282-0300
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  MAY 22, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                      -----------------------------
CUSIP 001744101                                                    Page  2 of  7
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Steven Francis
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        1,196,710
                                        (Includes options to purchase
                                         1,196,610 shares of Common Stock)
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      216,822
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        1,196,710
                                        (Includes options to purchase
                                         1,196,610 shares of Common Stock)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        216,822
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,413,532
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP 001744101                                                    Page  3 of  7
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Francis Family Trust dated May 24, 1996, as amended
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  California
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER


         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      214,422
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER


                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        214,422
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  214,422
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP 001744101                                                    Page  4 of  7
-----------------------------                      -----------------------------


                         AMENDMENT NO. 1 TO SCHEDULE 13D
                         -------------------------------

                  This Amendment No. 1 to Schedule 13D is filed by the

undersigned to amend and supplement the Schedule 13D, dated as of April 30, 2002

(filed with the Securities and Exchange Commission on May 1, 2002)(the "Original

13D"), with respect to shares of common stock, par value $0.01 per share (the

"Common Stock"), of AMN Healthcare Services, Inc., a Delaware corporation (the

"Company"). Capitalized items used herein and not otherwise defined shall have the meanings set forth in the Original 13D.


ITEM 1.  SECURITY AND ISSUER.

                  Unchanged.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Unchanged.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Unchanged.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented by the addition of the following:

                  As described more fully in Item 5(c) below, the Trust sold an aggregate of 1,000,000 shares of Common Stock as a selling stockholder in an underwritten public offering on May 22, 2002.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety:

                  (a)      As of the date hereof, Mr. Francis may be deemed to

beneficially own an aggregate of 1,413,532 shares of Common Stock (which includes 214,422 shares of Common Stock held as a Trustee of the Trust, an aggregate of 100 shares of Common Stock held directly by Mr. Francis, an aggregate of 2,400 shares of Common Stock held as custodian for his son and daughter and 1,196,610 shares of Common Stock subject to options exercisable within 60 days of May 22, 2002) which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 42,985,338 shares of

Common Stock outstanding as of May 22, 2002 (as reported by the Company to the

Reporting Persons), represents approximately 3.2% of the outstanding shares of

Common Stock on a diluted basis in accordance with Rule 13d-3(d).

-----------------------------                      -----------------------------
CUSIP 001744101                                                    Page  5 of  7
-----------------------------                      -----------------------------


                  The Trust may be deemed to beneficially own 214,422 shares of

Common Stock which, based on calculations made in accordance with Rule 13d-3(d)

and there being 42,985,338 shares of Common Stock outstanding as of May 22, 2002

(as reported by the Company to the Reporting Persons), represents approximately

0.5% of the outstanding shares of Common Stock.

                  (b)      Mr. Francis may be deemed to have sole power to

direct the vote and the sole power to direct the disposition of the 1,196,710 shares of Common Stock beneficially owned directly by him; Mr. Francis together with his wife, Gayle Francis, as Trustees of the Trust, may be deemed to have shared power to direct the vote and the shared power to direct the disposition of the 214,422 shares of Common Stock owned directly by the Trust; and Mr.

Francis, together with his wife, Gayle Francis, may be deemed to have shared power to direct the vote and the shared power to direct the disposition of the

2,400 aggregate shares of Common Stock held as custodian for his son and daughter.

                  (c)      On May 22, 2002, the Trust sold an aggregate of

1,000,000 shares of Common Stock as a selling stockholder in an underwritten public offering. The shares were sold at $31.00 per share less underwriting discounts and commissions of $1.519 per share, resulting in net proceeds of

$29.481 per share or an aggregate of $29,481,000. The Reporting Persons had no other transactions in the Company's securities during the last 60 days.

                  (d)      Other than with respect to the 2,400 shares of Common

Stock held in the aggregate by Mr. Francis as custodian for his son and daughter and as to which Mr. Francis' son and daughter have the right to receive dividends from, or proceeds from the sale of, such shares of Common Stock, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

                  (e)      As of May 22, 2002, the Reporting Persons no longer

beneficially own more than 5% of the Common Stock of the Company.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
         OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Item 6 is hereby amended and supplemented by the addition of the following:

-----------------------------                      -----------------------------
CUSIP 001744101                                                    Page  6 of  7
-----------------------------                      -----------------------------


                  Pursuant to an Underwriting Agreement, dated as of May 17,

2002 by and among the Company, certain stockholders of the Company and Banc of

America Securities LLC, J.P. Morgan Securities Inc., UBS Warburg LLC, SunTrust

Capital Markets, Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein (collectively, the "Underwriters") (the

"Underwriting Agreement"), certain stockholders of the Company, including the

Trust, agreed to sell to the Underwriters in a secondary offering an aggregate of up to 11,500,000 shares of Common Stock. The Trust, as a selling stockholder,

sold 1,000,000 shares of Common Stock. The sale of the Common Stock to the

Underwriters closed on May 22, 2002.

                  The foregoing reference to the Underwriting Agreement is

qualified in its entirety by reference to Exhibit 1, which is incorporated by reference herein.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Form of Underwriting Agreement, incorporated by reference to the exhibits filed with the Company's Registration Statement on Form S-1 (File No. 333-86952).

-----------------------------                      -----------------------------
CUSIP 001744101                                                    Page  7 of  7
-----------------------------                      -----------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

Dated as of May 23, 2002.


                                   /s/ Steven Francis
                                   --------------------------------------------
                                   STEVEN FRANCIS



                                   THE FRANCIS FAMILY TRUST
                                   dated May 24, 1996, as amended


                                   /s/ Steven Francis
                                   --------------------------------------------
                                   By:  Steven Francis, as Trustee of the
                                        Francis Family Trust dated May 24, 1996,
                                        as amended


                                   /s/ Gayle Francis
                                   --------------------------------------------
                                   By: Gayle Francis, as Trustee of the Francis Family Trust dated May 24, 1996, as amended